                                                                    EXHIBIT 2(b)

                       Centex Construction Products, Inc.
                            3710 Rawlins, Suite 1600
                              Dallas, Texas 75219

                                                                 August 11, 2000

Republic Group Incorporated
811 East 30th Avenue
Hutchinson, Kansas  67504
Attention:  Phil Simpson

Gentlemen:

          You have advised us that your Board of Directors has decided to authorize Republic Group Incorporated (the "Company") to execute and deliver an agreement and plan of merger (the "ICA Merger Agreement") with a trust affiliated with Integrated Capital Associates, Inc. ("ICA") providing for the acquisition by ICA of all of the outstanding capital stock of the Company at a price of $19.00 per share in cash. The acquisition contemplated by the ICA Merger Agreement will be in the form of a merger (the "ICA Merger") of a subsidiary of ICA with and into the Company. We appreciate your willingness to provide us with a copy of the ICA Merger Agreement in the form proposed to be executed by the Company and ICA.

          We believe that you recognize that Centex Construction Products, Inc. ("CXP") has shown a serious interest in acquiring the Company, as evidenced by, among other things, our extensive discussions with management of the Company over the past 18 months. Naturally, as we have indicated to you, we are disappointed that we are not the winning bidder and that, in light of all of the financial and operational issues that must be considered, we are not in a position to raise our offer to the level of the ICA bid. However, we want to advise you that CXP continues to have a serious interest in acquiring the Company if the ICA Merger is not consummated.

          Accordingly, we are writing to you to confirm our proposal to acquire the Company if the ICA Merger is not consummated, it being understood that the terms of this letter agreement will become binding obligations of each of the Company and CXP upon (i) execution and delivery of the ICA Merger Agreement and
(ii) acceptance by you of the terms of this letter agreement prior to 5:00 p.m., Dallas, Texas, time, on the date hereof.

Republic Group Incorporated            2                       August 11, 2000


Capitalized terms used herein without definition shall have the respective meanings set forth in the ICA Merger Agreement.

          1. For so long as this letter agreement remains in effect, CXP agrees that, subject to paragraph 3 below, if the ICA Merger Agreement is terminated without the ICA Merger having been consummated, CXP shall promptly execute and deliver the CXP Merger Agreement (as defined below); provided, however, that CXP shall not be required to execute and deliver the CXP Merger Agreement if (i) the Company is not able to make the same representations and warranties to CXP (subject to the same qualifications and disclosures) as are set forth in the ICA Merger Agreement (both as of the original date of such agreement and as of the date of the CXP Merger Agreement), with such exceptions as are not material to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) any of the parties to the Stockholder Agreements fails to execute an agreement in favor of CXP in form and substance identical to the Stockholder Agreements in favor of ICA that are contemplated by the ICA Merger Agreement. The Company shall use its reasonable best efforts and take all action within its control to ensure the conditions to the obligations of CXP set forth in clauses (i) and (ii) above are satisfied.

          2. For so long as this letter agreement remains in effect, subject to paragraph 3 below, the Company agrees that, if (i) the ICA Merger Agreement is terminated for any reason without the ICA Merger having been consummated and
(ii) CXP is obligated to (or indicates in writing that it is otherwise willing to) execute the CXP Merger Agreement, the Company shall promptly execute and deliver the CXP Merger Agreement.

          3. Notwithstanding anything the contrary set forth in paragraph 1 or 2 above, neither CXP nor the Company shall be obligated to execute and deliver the CXP Merger Agreement if (i) the ICA Merger Agreement is terminated by the Company in accordance with Section 7.1(c) thereof as a result of the receipt by the Company of a Superior Proposal and the satisfaction of the terms and conditions relating to the termination of the ICA Merger Agreement set forth in
Section 4.2(b) thereof or (ii) the ICA Merger Agreement is terminated by either ICA or the Company pursuant to Section 7(b)(ii) without a Takeover Proposal or a public announcement of an intention to make a Takeover Proposal having been made by any person prior to the termination of such agreement.

          4. The merger agreement to be entered into between CXP and the Company as contemplated by this letter agreement (the "CXP Merger

Republic Group Incorporated            3                       August 11, 2000


Agreement") shall be in form and substance identical to the ICA Merger Agreement, a copy of which is attached as Annex I hereto, subject to the following:

          (a) CXP and a wholly owned subsidiary of CXP ("Acquisition Sub") will be parties to the CXP Merger Agreement (instead of ICA and a subsidiary of ICA).

          (b) The price per share to be paid by CXP (the "Per Share Purchase Price") for each outstanding share of Common Stock will be an amount in cash equal to the sum of (i) $17.50 and (ii) an amount (the "Additional Per Share Purchase Price") equal to the result obtained by dividing (A) the total amount of the liquidated damages payment (the "ICA Liquidated Damages Payment"), if any, made to the Company by or on behalf of ICA pursuant to Section 7.2(b) of the ICA Merger Agreement as a result of the termination of such agreement by the Company pursuant to Section 7.1(b)(iv), Section 7.1(f) or Section 7.1(g) thereof by (B) the sum of the total number of outstanding shares of Company Common Stock as of the date of the CXP Merger Agreement and the number of common stock equivalents ("Common Stock Equivalents") as of such date, as computed on the same basis utilized in calculating the Company's diluted weighted average shares outstanding for purposes of its consolidated statement of income for the fiscal year ended June 30, 2000.

          (c) The amount to be paid by CXP in respect of each employee or director stock option shall be computed in the same manner as set forth in
Section 2.2(b)(i) of the ICA Merger Agreement (except that the reference in such provision to "$19.00" shall be replaced with a reference to "$17.50"), plus an amount in cash equal to the product of (i) the number of Common Stock Equivalents represented by such employee or director stock option and (ii) the Additional Per Share Purchase Price.

          (d) Acquisition Sub will agree in the CXP Merger Agreement to make a cash tender offer (the "Offer") to acquire all of the issued and outstanding of Company Common Stock at the Per Share Purchase Price, net to the seller in cash; provided, however, that such Offer shall be subject to the conditions enumerated in Annex II to this letter agreement, including the condition that Acquisition Sub shall not be required to accept for payment or, or pay for, any shares tendered pursuant to the Offer if there shall not have been validly tendered and not

Republic Group Incorporated            4                       August 11, 2000


withdrawn prior to the expiration of the Offer such number of shares of Company Common Stock which represents at least 80% of the total number of shares of Company Common Stock (assuming the exercise of all stock options and the conversion or exchange of all securities convertible or exchangeable into shares of Company Common Stock). In order to give effect to the obligation of Acquisition Sub to make the Offer, certain additional changes will be made to or incorporated in the CXP Merger Agreement, as described in detail in Annex II to this letter agreement.

          (e) CXP (i) will represent (in lieu of the representations, covenants and other provisions contained in Sections 3.2(e), the last paragraph of Section 5.3, and 7.1(f), which will not be included in the CXP Merger Agreement) that it has, and at the closing of the transactions contemplated by the CXP Merger Agreement will have, cash on hand which, together with the debt financing to be provided as contemplated by a commitment letter issued by Bank One, N.A. (or such other creditworthy bank as shall be selected by CXP), is in an amount sufficient to provide the funds required to consummate the transactions contemplated by the CXP Merger Agreement, (ii) will not be required to pay liquidated damages as contemplated by the ICA Merger Agreement in the event that it is not able to perform its obligations under the CXP Merger Agreement and
(iii) will not be required to provide a letter of credit, escrow deposit or other assurance of the performance of its obligations thereunder.

          (f) The CXP Merger Agreement will contain a provision permitting CXP or any of its subsidiaries, affiliates, agents or representatives, subject to all applicable securities laws, to purchase any or all of the Company's senior subordinated notes due 2008 (the "Notes") issued and outstanding under the Indenture. CXP will covenant in the CXP Merger Agreement that, if CXP acquires a majority in principal amount of the Notes, CXP will waive (or cause its subsidiaries, affiliates, agents or representatives to waive) any covenants contained in the Indenture that prohibit or restrict the consummation of the transactions contemplated by the CXP Merger Agreement. In addition, CXP will covenant that, if the CXP Merger Agreement is terminated without the merger having been consummated, the Company will have the right to purchase, within 30 days after the date of termination, all Notes held by CXP (or its subsidiaries, affiliates, agents or representatives) at a price equal to the purchase price paid therefor by CXP (or its subsidiaries,

Republic Group Incorporated            5                       August 11, 2000


     affiliates, agents or representatives), together with all commissions and other expenses incurred in connection with the purchase thereof.

          (g) The termination date specified in Section 7.1(b)(i) of the CXP Merger Agreement shall be April 30, 2001.

          (h) The parties may make such other mutually agreed changes as are appropriate to effectuate the change in the identity of the purchaser and the intent of the parties as set forth in this letter agreement.

     5. The Company shall notify CXP in writing (i) two days in advance of any delivery by the Company of a notice of termination under the ICA Merger Agreement and (ii) immediately upon receiving any notice of termination from ICA.

     6. From the date upon which the Company receives the ICA Liquidated Damages Payment until the date upon which the Company and CXP enter into the CXP Merger Agreement, the Company (i) will hold such payment and segregate it from the other assets of the Company, (ii) will not declare or pay any dividend or distribution to the stockholders of the Company and (iii) will not take any other action that would be prohibited by the ICA Merger Agreement if such agreement remained in effect, unless in each case CXP otherwise consents in writing.

     7. The obligations of CXP and the Company under this letter agreement shall continue in effect until two business days after the termination date specified in Section 7.1(b)(i) of the ICA Merger Agreement (after taking into account the tolling provision contained therein), at which time this letter agreement shall terminate and neither party shall have any further rights or obligations hereunder; provided, however, that any breach of the terms of this letter agreement occurring prior to the date of termination shall survive the termination of this letter agreement.

     8. Except as required by law or applicable stock exchange regulations, neither party will issue any press release or make any other public announcement regarding this letter agreement or the transactions contemplated hereby without the prior written consent of the other party. Any press release or public announcement by either party as required by law or applicable stock exchange regulations will be made only after prior notice to and consultation with the other party.

Republic Group Incorporated            6                       August 11, 2000


     9. The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law if any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled in law or in equity.

    10. This letter agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    11. This letter agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Republic Group Incorporated            7                       August 11, 2000


          If the foregoing is agreeable to you, please so indicate by signing this letter in the space provided below.

                                    Very truly yours,

                                    CENTEX CONSTRUCTION
                                       PRODUCTS, INC.



                                    By: /s/ Richard D. Jones, Jr.
                                       -----------------------------------
                                    Name: Richard D. Jones, Jr.
                                         ---------------------------------
                                    Title: President
                                          --------------------------------



Accepted and agreed to as of
the date first above written.

REPUBLIC GROUP
   INCORPORATED


By: /s/ Phil Simpson
   ----------------------------------
Name: Phil Simpson
     --------------------------------
Title: Chairman, President
       and Chief Executive Officer
      -------------------------------

                          ANNEX I TO LETTER AGREEMENT

                  [Incorporated by reference to Exhibit 2(a)]

                         ANNEX II TO LETTER AGREEMENT

                    Tender Offer Changes to Merger Agreement
                    ----------------------------------------


     I. [Recitals; to replace existing recitals, with conforming changes to be made throughout the agreement to reflect the terms for the parties used in these recitals]

     The respective Boards of Directors of Acquiring and the Company have determined that it is desirable and in the best interests of their respective stockholders for Acquiring to acquire the Company upon the terms and conditions set forth herein.

     In furtherance thereof, it is proposed that Acquisition Sub will make a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to acquire all of the issued and outstanding shares (the "Shares") of common stock, par value $1.00 per share ("Company Common Stock") and the associated Rights (as defined herein) at a purchase price of $____/1/ per Share (such price or such higher price as may be paid in the Offer, the "Per Share Amount"), net to the seller in cash.

     The respective Boards of Directors of Acquiring, Acquisition Sub and the Company have each approved this Agreement and the merger (the "Merger") of Acquisition Sub with and into the Company following the consummation of the Offer upon the terms and conditions set forth herein.

     The Board of Directors has determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the holders of such Shares and has recommended that the holders of such Shares accept the Offer and approve this Agreement and the transactions contemplated hereby.


     II. [New Article 1; to be added before existing Article 1, with appropriate changes to all Article and Section numbers in order to give effect to the insertion of the new Article 1]


                                   ARTICLE 1.

                                THE TENDER OFFER


Section 1.1.   The Offer.
               ---------

        (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1 hereof and none of the events set forth in Annex I hereto shall have occurred and be existing, Acquiring shall cause Acquisition Sub to commence, and Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as

______________________________

   /1/ Insert the Per Share Purchase Price, as determined in accordance with paragraph 4(b) of this letter agreement.

amended (the "Exchange Act")), the Offer at the Per Share Amount as promptly as reasonably practicable after the date hereof, but in no event later than ten business days following the public announcement by Acquiring and the Company of the execution of this Agreement. The obligation of Acquisition Sub to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject to the satisfaction of the conditions set forth in Annex I. Acquisition Sub expressly reserves the right from time to time, without the consent of the Company (subject to Sections 1.1(b) and 1.1(d) hereof), to waive any such condition, to increase the Per Share Amount, or to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms set forth in this Agreement. The Per Share Amount shall be net to the seller in cash, without interest, subject to reduction only for any applicable withholding taxes or stock transfer taxes payable by the seller. The Company agrees that no Shares held by the Company or any subsidiary (as hereinafter defined) will be tendered pursuant to the Offer.

     (b) Without the prior written consent of the Company, Acquisition Sub shall not (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) provide that Acquisition Sub shall purchase fewer than all Shares validly tendered and not withdrawn in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as hereinafter defined) in any manner that would permit Acquisition Sub to accept for purchase a number of shares of Company Common Stock which represents less than a majority of the shares of Company Common Stock (assuming the exercise of all options and the conversion or exchange of all securities convertible or exchangeable into shares of Company Common Stock) or (iv) impose conditions to the Offer in addition to those set forth in Annex I hereto, or amend any other term or condition of the Offer in any manner adverse to the holders of Shares. Upon the terms and subject to the conditions of the Offer and this Agreement, Acquisition Sub will accept for payment and purchase, as soon as permitted under the terms of the Offer and applicable law, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Acquiring shall from time to time provide or cause to be provided to Acquisition Sub the funds necessary to pay for Shares that Acquisition Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

     (c) The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") having only the conditions set forth in Annex I hereto and that is in all other respects consistent with the terms set forth in this Agreement. As soon as reasonably practicable on the date the Offer is commenced, Acquisition Sub shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer that will comply in all material respects with the provisions of all applicable Federal securities laws, and will contain (including as an exhibit) or incorporate by reference the Offer to Purchase and forms of the related letter of transmittal and summary advertisement (which documents, together with any supplements or amendments thereto, are referred to collectively herein as the "Offer Documents"). Acquiring and Acquisition Sub agree promptly to correct the Schedule TO or the Offer Documents if and to the extent that it or they shall have become false or misleading in any material respect (and the Company, with respect to written information supplied by it specifically for use in the Schedule TO or the Offer Documents, shall promptly notify Acquiring of any required corrections of such information and shall cooperate with Acquiring and Acquisition Sub with respect to correcting such information) and to supplement the Schedule TO or the Offer

Documents to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and the Company shall supplement the information provided by it specifically for use in the Schedule TO or the Offer Documents to include any information that shall become necessary in order to make the statements therein that are based on such provided information, in light of the circumstances under which they were made, not misleading), and Acquiring and Acquisition Sub further agree to take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case to the extent required by applicable Federal securities laws. The Company shall cooperate with Acquiring and Acquisition Sub in the preparation of the Schedule TO and any Offer Documents, and the Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and any Offer Documents before they are filed with the SEC. Acquiring and Acquisition Sub will provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Acquiring or Acquisition Sub may receive from the Commission with respect to the Offer documents promptly after the receipt thereof and will provide the Company and its counsel with a copy of any written responses and telephonic notifications of any verbal response of Acquiring, Acquisition Sub or their counsel. In the event that the Offer is terminated or withdrawn by Acquisition Sub, Acquiring and Acquisition Sub shall cause all tendered Shares to be returned to the registered holders of the Shares represented by the certificate or certificates surrendered to the Paying Agent.

     (d) The Offer to Purchase shall provide for an initial expiration date of 20 business days (as defined in Rule 14d-1 under the Exchange Act) from and including the date of commencement of the Offer (the "Initial Termination Date"). Unless this Agreement shall have been terminated pursuant to Section 7.1 hereof, Acquisition Sub agrees that it shall not, without the consent of the Company, terminate or withdraw the Offer or (except as provided in this Section 1.1(d)) extend the expiration date of the Offer; provided, however, that, subject to the immediately following sentence, without the consent of the Company, Acquisition Sub shall have the right (i) to extend the Offer in its sole discretion from time to time until the expiration of 45 business days (as defined in Rule 14d-1 under the Exchange Act)) from and including the date of commencement of the Offer if at the then-scheduled expiration date of the Offer there shall not have been validly tendered and not withdrawn at least 90% of the number of the total number of outstanding shares of Company Common Stock or (ii) subject to the following sentence, to terminate or withdraw the Offer or extend the Offer from time to time if at the then-scheduled expiration date of the Offer the conditions to the Offer described in Annex I hereto shall not have been satisfied or earlier waived. Unless this Agreement shall have been terminated pursuant to Section 7.1 hereof, if at the Initial Termination Date (or any extended expiration date of the Offer, if applicable) the conditions to the Offer described in Annex I hereto (other than the Minimum Condition) shall not have been waived or satisfied, upon the request of the Company, Acquiring and Acquisition Sub shall from time to time extend the expiration date of the Offer for up to a maximum of 20 business days in the aggregate for all such extensions (the period of each such extension to be determined by Acquisition); provided, however, that at the time of such extension any such condition is reasonably capable of being satisfied and provided, further, that the failure of any such condition to be satisfied shall not result from a breach by the Company in any material respect of its covenants and agreements contained in this

Agreement. Notwithstanding the foregoing, Acquisition Sub may, without the consent of the Company, extend the expiration date of the Offer (as it may be extended) for any period required by applicable rules, regulations, interpretations or positions of the SEC or the staff thereof applicable to the Offer or for any period required by applicable law.

Section 1.2.  Company Action.
              ---------------

     (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Board of Directors, at a meeting duly called and held on ________ __, ____, acting by the unanimous vote of those present:
(i) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger and the Voting Agreement; (ii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve this Agreement and the transactions contemplated hereby, including the Merger; (iii) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the stockholders of the Company; (iv) took all action necessary to render the limitations on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby; and (v) took all action necessary to render ARTICLE THIRTEENTH of the Company's Second Restated Certificate of Incorporation inapplicable to the Merger.

     (b) The Company hereby agrees to file with the SEC, as promptly as practicable after the filing by Acquisition Sub of the Schedule TO with respect to the Offer but in any event on the date such Schedule TO is filed with the SEC, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") that
(i) will comply in all material respects with the provisions of all applicable Federal securities laws and (ii) will include the opinion of the Company Financial Advisor referred to in Section 4.3(c) hereof. The Company agrees to mail such Schedule 14D-9 to the stockholders of the Company contemporaneously with the Offer Documents promptly after the commencement of the Offer. The Company agrees that the Schedule 14D-9 and the Offer Documents shall contain the recommendations of the Board of Directors described in Section 1.2(a) hereof. The Company agrees promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Acquiring and Acquisition Sub, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and each of Acquiring and Acquisition Sub shall supplement the information provided by it specifically for use in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein that are based on such provided information, in light of the circumstances under which they were made, not misleading), and the Company shall take all steps necessary to cause the
Schedule 14D-9, as so corrected or supplemented, to be filed with the SEC and disseminated to the Company's stockholders, in each case to the extent required by applicable Federal securities laws. Acquiring shall cooperate with the Company in the preparation of the Schedule 14D-9, and Acquiring and its counsel shall be given a reasonable opportunity to review and comment on the
Schedule 14D-9 before it is filed with the SEC. The Company will provide Acquiring and Acquisition Sub and their counsel with a copy of any written comments or telephonic notification of any verbal comments the Company may receive from the Commission with respect to the Schedule 14D-9 promptly after the receipt thereof and will provide Acquiring and Acquisition Sub and their counsel with a copy of any written responses and telephonic notifications of any verbal response of the Company or its counsel.

     (c) In connection with the Offer, the Company shall promptly upon execution of this Agreement furnish Acquiring with mailing labels containing the names and addresses of all record holders of Shares, non-objecting beneficial owners list and security position listings of Shares held in stock depositories, each as of a recent date, and shall promptly furnish Acquiring with such additional information, including updated lists of stockholders, mailing labels and security position listings, and such other information and assistance as Acquiring or its agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are reasonably necessary to disseminate the Offer Documents and any other documents reasonably necessary to consummate the Offer or the Merger, Acquiring and Acquisition Sub shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Offer or the Merger, and, if this Agreement shall be terminated in accordance with Article 7, shall deliver promptly to the Company all copies of such information then in their possession and shall certify in writing to the Company its compliance with this Section 1.2(c).

Section 1.3. Directors.
             ---------

     Promptly upon the purchase by Acquisition Sub of any Shares and payment thereof pursuant to the Offer, Acquiring shall be entitled to designate up to such number of directors, rounded to the nearest whole number, on the Board of Directors as will give Acquiring, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Acquiring or any affiliate of Acquiring (including for purposes of this Section
1.3 such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any Subsidiary) bears to the number of Shares outstanding. At such time, the Company will also cause, if requested by Acquiring, (i) each committee of the Board of Directors, (ii) the board of directors of each of the Subsidiaries and (iii) if requested by Acquiring, each committee of such board to include persons designated by Acquiring constituting up to the same percentage of each such committee or board as Acquiring's designees constitute on the Board of Directors. The Company shall, upon request by Acquiring, promptly take all actions necessary to cause Acquiring's designees to be elected or appointed to the Board of Directors in accordance with the terms of this Section 1.3, including, without limitation, increasing the size of the Board of Directors and/or securing the resignations of such number of directors as is necessary to enable Acquiring's designees to be elected to the Board of Directors in accordance with the terms of this Section 1.3; provided, however, that, in the event that Acquiring's designees are appointed or elected to the Board of Directors, until the Effective Time (as hereinafter defined) the Board of Directors shall have at least two directors who are directors on the date hereof and who are neither officers of the Company nor designees, affiliates or associates (within the meaning of the Federal securities laws) of Acquiring (two or more of such directors, the "Independent Directors"); provided further, that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall be neither an officer of the Company nor a designee, affiliate or associate of Acquiring, and such person shall be deemed to be an Independent Director for purposes of this Agreement. The Company shall promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 mailed to stockholders promptly after the commencement of the Offer (or an amendment thereof or an information statement pursuant to Rule 14f-1 if Acquiring has not theretofore designated directors or timely provided the requisite information) such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3. Acquiring will supply the Company any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. Notwithstanding anything in this Agreement to the contrary, following the time directors designated by Acquiring constitute a majority of the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to
(i) amend or terminate this Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies hereunder, (iii) amend the Company's Second Restated Certificate of Incorporation or its by-laws in a manner inconsistent with this Agreement or (iv) extend the time for performance of any obligation of Acquiring or Acquisition Sub hereunder, and such affirmative majority vote shall be sufficient to take any such action whether or not such Independent Directors constitute a quorum.

     III. [Certain of the representations and warranties of the Company shall be amended to include appropriate references to the Offer and of the Offer Documents, including those under the captions "Authority; Noncontravention," "Information Supplied," "Inapplicability of DGCL Section 203 and Article THIRTEENTH of the Company's Charter; Voting Requirements," "Rights Agreement," "Opinion of Financial Advisor; Board Findings and Recommendation" and "State Takeover Statutes." Certain of the representations and warranties of Acquiring shall also be amended to reflect the existence of the Offer and of the Offer Documents, including those under the captions "Authority; Noncontravention" and "Information Supplied."]

     IV. [Certain covenants in Article 5 shall be amended to reflect the existence of the Offer and of the Offer Documents and a new covenant shall be added as follows.]

   Section 5.12    Acquiring Vote.  Acquiring shall vote, or cause to be voted,
                   --------------
all of the Shares then owned by it, Acquisition Sub or any of its other subsidiaries in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

     V. [Article 6 shall be amended to reflect the existence of the Offer and the Offer Documents and Section 6.2(a) and (b) and Section 6.3(a) and (b) shall be further amended by adding the following language to each such provision]

     ; provided, however, that this condition need not be satisfied if the
       --------  -------
     Offer shall have been consummated in accordance with its terms.

     VI.  [Section 7.1(a) shall be amended as follows]

Section 7.1  Termination.
             -----------

     This Agreement may be terminated at any time prior to the Effective Date, whether before or after the Stockholder Approval:

     (a)  by mutual written consent of Acquiring and the Company;

     (b)  by either Acquiring or the Company if:

          (i) the Merger shall not have been consummated on or before April 30, 2001, unless the failure to consummate the Merger is the result of a material breach of this Agreement or a material failure to fulfill any obligation under this Agreement by the party seeking to terminate this Agreement;

          (ii) the Company Stockholder Meeting has been duly convened but the Company Stockholder Approval shall not have been obtained at such Company Stockholder Meeting (or any adjournment thereof);


          (iii) any Governmental Entity shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling, injunction or other action shall have become final and nonappealable;

          (iv) at a time prior to the purchase of Shares pursuant to the Offer, the other party breaches any representation, warranty, covenant or other agreement contained in this Agreement that (A) would give rise to the failure of such party to satisfy any condition set forth in Section 6.2(a) or (b) or
Section 6.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 45 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in breach of any obligation, covenant, or other agreement contained in this Agreement or in Material Breach of any representation or warranty contained in this Agreement); or

     (c) by the Company in accordance with Section 4.2(b), provided it has complied with all provisions thereof and that it complies with the requirements, if then applicable, of Section 5.7; or

     (d) by Acquiring, if (i) the Board of Directors of the Company or any committee thereof shall have failed to recommend, withdrawn or modified in a manner adverse to Acquiring or Acquisition Sub (including by amending its Schedule 14D-9) its approval or recommendation of this Agreement, the Offer, the Merger and the other transactions contemplated hereby or approved or recommended any Superior Proposal, (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions or
(iii) failed to affirm its recommendation of this Agreement, the Offer, the Merger or the other transactions contemplated hereby within three Business Days of a request to do so by Acquiring; or

     (e) by Acquiring, if the Company shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to a Takeover Proposal or a Superior Proposal; or

     (f) by Acquiring, if due to a failure to satisfy an condition set forth in Annex I hereto, Acquisition Sub shall have (x) failed to commence the offer within 10 Business Days from the date hereof, (y) terminated or withdrawn the Offer without having accepted the Shares for payment thereunder or (z) failed to pay for the Shares pursuant to the Offer after the termination thereof (provided that Acquiring is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement); or

     (g) by the Company, upon approval of the Board, if (i) Acquisition Sub shall have (A) failed to commence the Offer within 10 Business Days following the date of this Agreement, (B) terminated or withdrawn the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for the Shares pursuant to the Offer after the termination thereof (provided that such failures shall not have been caused or resulted from the failure to satisfy any of the conditions set forth in Annex I hereto).

     VII. [New Annex I to be added to Agreement]

                                    ANNEX I

                            CONDITIONS TO THE OFFER


     Notwithstanding any other provision of the Offer, Acquisition Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Acquisition Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in this Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Company Common Stock which represents at least 80% of the shares of Company Common Stock (assuming the exercise of all Options and the conversion or exchange of all securities convertible or exchangeable into shares of Company Common Stock) (the "Minimum Condition") or (ii) any applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of this Agreement and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing or conditions exists:

     (a) (x) there shall have been any action taken by a Governmental Entity, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced, issued, amended or deemed applicable by any court, jurisdiction or other Governmental Entity to Acquiring, Acquisition Sub, the Company, any other affiliate of Acquiring or the Company, the Offer or the Merger, that would or is reasonably likely, directly or indirectly, to (i) make the acceptance for payment of, or payment for or purchase of the Shares pursuant to the Offer illegal, or otherwise restrict or prohibit the making of the Offer or the consummation of the Offer or the Merger, (ii) impose material limitations on the ability of Acquiring, Acquisition Sub or any of their respective Subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of the Shares, including without limitation the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company, (iii) require the divestiture by Acquiring, Acquisition Sub or any of their respective subsidiaries of any Shares, or require Acquiring, Acquisition Sub, the Company, or any of their respective subsidiaries to dispose of or hold separate all or any material portion of their respective businesses, assets or properties, (iv) impose any material limitations on the ability of Acquiring, Acquisition Sub or any of their respective subsidiaries to conduct their respective businesses or own such assets, properties or Shares or on the ability of Acquiring or Acquisition Sub to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its Subsidiaries, or (v) otherwise materially adversely affect Acquiring, Acquisition Sub, the Company or any of their respective subsidiaries, or their business, assets, liabilities, condition (financial or otherwise) or results of operations; or (y) there shall have been threatened any action, proceeding or counterclaim by any court, jurisdiction or other Governmental Entity, challenging the making of the Offer or the acquisition by Acquisition Sub of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) in subclause (x) above that, in the good faith judgment of Acquiring, has a reasonable probability of success.

     (b) this Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Acquiring or Acquisition Sub the right to terminate this Agreement; or

     (c) any of the representations and warranties of the Company set forth in this Agreement shall not be true and correct (without regard to any materiality qualifications or references to material adverse effect contained in any specific representation or warranty) as of the date of this Agreement and as of the date of determination, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date); provided, however, that the condition in this paragraph (c) shall be deemed not to exist so long as the failure of all such representations and warranties to be true and correct would, collectively, not result in a material adverse effect on the Company; or

     (d) the Company shall have failed to perform in any material respect any obligation, agreement or covenant of the Company to be performed or complied with by it under this Agreement; or

     (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially and adversely affects, the extension of credit by banks or other lending institutions or (iv) in the case of any of the foregoing existing at the time of the execution of this Agreement, a material acceleration or worsening thereof; or

     (f) the Board of Directors or any committee thereof (i) shall have withdrawn, or modified or changed (including by amendment of the Schedule 14D-9) its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Offer or the Merger, (ii) shall have recommended or approved a Superior Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Acquiring, shall have failed to reaffirm publicly and unconditionally its approval or recommendation of the Offer, this Agreement or the Merger within three days of Acquiring's written request to do so;

which, in the judgment of Acquiring or Acquisition Sub with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Acquisition Sub and may be asserted by Acquisition Sub regardless of the circumstances (including any action or inaction by Acquiring or Acquisition Sub) giving rise to any such conditions and may be waived by Acquisition Sub in whole or in part at any time and from time to time, in their sole discretion subject to the terms of this Agreement. The failure by Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement to which this Annex I is a part.